-------------------------------------------
                                                  OMB APPROVAL
                                   -------------------------------------------
                                   OMB Number:
                                    Expires:

                                     Estimated average burden
                                     hours per form...................

                                   -------------------------------------------



                                  UNITED STAES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                          (Amendment No.2)*


                               AMTECH CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          COMMON STOCK $0.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   032329104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                           ALBERT FRIED & COMPANY, LLC
                                40 EXCHANGE PLACE
                               NEW YORK, NY 10005
                                 (212) 422-7280
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 AUGUST 25, 1998
--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

CUSIP No. 032329104                    13D



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        ALBERT FRIED & COMPANY, LLC
        13-5089432

--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

         WC


--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

         NEW YORK


--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            701,381
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             0
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             701,381
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       0

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        701,381

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       4.71%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       BD, LLC


--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  Schedule 13D


     This Amendment No. 2 relates to a Schedule 13D filed on February 14, 1996 (the "Schedule") by Albert Fried & Company, LLC a New York limited liability company (the "LLC"), with respect to shares held by it of the common stock, par value $0.01 per share (the "Common Stock") issued by Amtech Corporation (the "Company").


Item 3.  Source and Amount of Funds or Other Consideration

     Item 3 is hereby amended and supplemented as follows:

     The cost (excluding commissions) of the Common Stock owned by the LLC as reported in Item 5(c) is $283,143.75.

     The proceeds (excluding commissions) of the Common Stock sold by the LLC as reported in Item 5(c) is $2,715,767.51


Item 5.  Interest in Securities of the Issuer

     Items 5(a) and (e) are hereby supplemented by the addition of the following:

          (a) the aggregate percentage of shares of Common Stock reported owned by the LLC herein is based upon 14,902,609 shares outstanding, which is the total number of shares of Common Stock outstanding as of June 30, 1998 as reported in the Company's Quarterly Report on Form 10-Q for the Quarter ended June 30, 1998.

As of August 25, 1998:

          (i) The LLC owns 701,381 shares of the Common Stock, constituting approximately 4.71% of the shares outstanding

     (c)  Transactions  in the  Common  Stock  since the most  recent  filing on
Schedule 13D for the LLC are described in Schedule A hereto. All such transactions were effected in the open market.

     (e) The LLC ceased to be a beneficial owner of more than five percent of the common stock of the Company on August 25, 1998. Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Signature


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  September 2, 1998                    ALBERT FRIED & COMPANY, LLC


                                             /s/ Albert Fried, Jr.
                                             -----------------------------------
                                             Signature

                                             Albert Fried, Jr., Managing Member
                                             -----------------------------------
                                             Name/Title

                                   SCHEDULE A

Transactions in the Common Stock of Amtec Corporation during the past 60 days.

                     By: Albert Fried & Company, LLC

--------------------------------------------------------------------------------

   Date of          Number of        Number of     Price
 Transaction      Shares Bought     Shares Sold    Per Share
---------------  ----------------  --------------  ----------

06-26-98         4,000                             4.6875
06-29-98         2,200                             4.6875
06-29-98         3,200                             4.6875
06-29-98         15,000                            4.6875
06-29-98         1,000                             4.6250
06-29-98         100                               4.6250
06-30-98         8,000                             4.7500
07-01-98         1,000                             4.6875
07-02-98         500                               4.6875
07-06-98         220                               4.6875
07-06-98         6,000                             4.6875
07-06-98         6,000                             4.6875
07-06-98         6,500                             4.6875
07-06-98         1,000                             4.6875
07-06-98         5,000                             4.6875
07-07-98         600                               4.6250
07-08-98                           7,000           5.2500
07-09-98                           11,200          5.2500
07-10-98                           6,000           5.2500
07-10-98                           6,000           5.1875
07-10-98                           12,000          5.3750
07-10-98                           7,000           5.4375
07-10-98                           8,000           5.3125
07-10-98                           8,000           5.6250
07-10-98                           18,900          5.5000
07-10-98                           8,800           5.7500
07-10-98                           11,500          5.8750
07-10-98                           2,000           6.0000
07-10-98                           100             5.6250
07-13-98                           11,500          6.3750
07-13-98                           8,000           6.2500
07-13-98                           3,000           6.1250
07-13-98                           17,500          6.4375
07-13-98                           6,600           6.0000
07-13-98                           25,000          6.6250
07-13-98                           14,000          6.5000
07-13-98                           2,000           6.2500
07-13-98                           1,000           6.4375
07-14-98                           4,800           6.7500
07-14-98                           1,500           6.2500
07-14-98                           1,000           6.3750
07-14-98                           2,500           6.5000
07-15-98                           9,300           6.5000
07-15-98                           9,000           6.6250
07-15-98                           500             6.7500
07-16-98                           3,000           6.6250
07-16-98                           2,000           6.6875
07-17-98                           9,000           6.6875
07-20-98                           3,000           6.6250
07-24-98                           3,900           6.5000
07-27-98                           2,000           6.4375
07-27-98                           2,000           6.4375
07-27-98                           800             6.4375
07-28-98                           1,000           6.5000
07-28-98                           3,200           6.5625
07-28-98                           2,500           6.5000
08-18-98                           1,900           6.3750
08-21-98                           4,700           6.3750
08-21-98                           3,200           6.3750
08-21-98                           5,000           6.4375
08-21-98                           5,000           6.5000
08-24-98                           22,590          6.6875
08-24-98                           13,500          6.5625
08-24-98                           20,500          6.6250
08-24-98                           1,000           6.6250
08-24-98                           1,000           6.6875
08-24-98                           3,000           6.6875
08-25-98                           54,900          6.6875
08-25-98                           1,500           6.7500
08-25-98                           13,600          6.8750
08-25-98                           22,300          6.96875



(120496DTI)